

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Todd Higley
Chief Executive Officer
Vortex Brands Co.
3511 Del Paso Rd., Ste.160 PMB 208
Sacramento, CA 95835

> **Re: Vortex Brands Co.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed August 26, 2021**
> **File No. 024-11595**

Dear Mr. Higley:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing